Exhibit 99.2

Amendment No. 1 to

The Chefs’ Warehouse, Inc.

Amended and Restated 2019 Omnibus Equity Incentive Plan

1.	Amendment to Section 4.1. The first and second sentences of Section 4.1 of the Plan are deleted and replaced with the following:

4.1     Shares Available. Subject to the provisions of Section 4.2 below, the maximum aggregate number of Shares which may be issued pursuant to all Awards after the Effective Date of the Plan is 5,780,000 Shares (the “Share Reserve”). The number of Shares with respect to which Incentive Stock Options may be granted shall be no more than 5,780,000 Shares.

2.	Continued Effect. Except as set forth herein, the Plan shall remain unchanged and in full force and effect, and the forms of award agreements and any outstanding award agreements under the Plan shall effectively adopt the amendments herein, as applicable.